UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.4)*

JA Solar Holdings Co., Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

466090107
(CUSIP Number)

Mr. JIN Baofang 5/F, 36 Jiang Chang San Road, Zhabei, Shanghai, China 200436 Tel: +86-21-6117 9188 Fax: +86-21-6117 9188
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	466090107

1	NAMES OF REPORTING PERSONS [I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)] Jinglong Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,676,469 Ordinary Shares
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 57,676,469 Ordinary Shares
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,676,469 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%1
14	TYPE OF REPORTING PERSON (See Instructions) CO

________________________
1	Based on the 195,164,362 outstanding Ordinary Shares of the Issuer as of November 30, 2011.

This Amendment No.4 amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on December 2, 2008, as amended by Amendment No.1 filed on June 11, 2009, Amendment No.2 filed on December 21, 2009 and Amendment No.3 filed on September 16, 2010 (together, the “Original Schedule 13D”), relating to the JA Solar Holdings Co., Ltd. (the “Issuer”).  Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.

Jinglong Group Co., Ltd. (“Jinglong Group”) initially received the ordinary shares covered by this statement pursuant to a certain Share Purchase Agreement (the “Share Purchase Agreement”), dated as of July 1, 2011, by and among Jinglong Group, Huang Chin Tien, Silver Age Holdings Limited (“Silver Age”) and the Issuer. Pursuant to the Share Purchase Agreement, all the issued and outstanding ordinary shares of Silver Age were exchanged for 30,901,287 ordinary shares (“Ordinary Shares”) of the Issuer on November 30, 2011, the closing date of the Share Purchase Agreement. Jinglong Group received 21,630,901 Ordinary Shares of the Issuer and Huang Chin Tien received 9,270,386 Ordinary Shares of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is amended as follows:

Pursuant to the Share Purchase Agreement as described in Item 3 above, together with the Ordinary Shares previously held by Jinglong Group, Jinglong Group beneficially owns 57,676,469 Ordinary Shares of the Issuer.

Other than the purpose stated above, Jinglong Group has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (i), inclusive, of Item 4 of this Amendment No.4: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 (a-b) and (c) is amended as follows:

(a-b)  As a result of the Share Purchase Agreement, Jinglong Group beneficially owns and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 57,676,469 Ordinary Shares, constituting 29.6% of the outstanding Ordinary Shares of the Issuer (based on the total number of 195,164,362 outstanding Ordinary Shares of the Issuer as of November 30, 2011).

(c)  To the best of Jinglong Group’s knowledge, neither Jinglong Group nor any of its executive officer and directors has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days excepted as described in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended as follows:

On July 1, 2011, Jinglong Group entered into a Share Purchase Agreement with Huang Chin Tien, Silver Age and the Issuer. The Share Purchase is attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits

Exhibit 1    Share Purchase Agreement, dated as of July 1, 2011, by and among Jinglong Group, Huang Chin Tien, Silver Age and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2011

Jinglong Group Co., Ltd.

By:	/s/ Jin Baofang

Name:	Jin Baofang
Title:	Sole Director